As filed with the Securities and Exchange Commission on January 10, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

SPANSION INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84649R 10 1

(CUSIP Number )

Koichi Ishizaka

Head of Business Management, Electronic Devices Business Group

Fujitsu Limited

Shidome City

1-5-2 Higashi-Shimbashi

Minato-Ku

Tokyo 105-7123, Japan

+81-3-6252-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

David C. Wilson, Esq.

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

(650) 813-5600

November 21, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

CUSIP No.84649R 10 1	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fujitsu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

18,352,935
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

18,352,935
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,352,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relating to shares of Class A common stock, $0.001 par value per share (each a “Share” and collectively, the “Shares”), of Spansion Inc., a Delaware corporation (the “Issuer”), hereby supplements and amends the Schedule 13D filed on December 28, 2005 (the “Schedule 13D”) by Fujitsu Limited, a Japanese corporation (“Fujitsu” or the “Reporting Person”). Capitalized terms used but not defined in this Amendment shall have the respective meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Annex I to Item 2 to the Schedule 13D is amended and restated in its entirety as set forth on Annex I hereto.

Item 4. Purpose of Transaction.

Item 4(a) of the Schedule 13D is amended and supplemented as follows:

On November 21, 2006, the Reporting Person sold 14,000,000 Shares in an underwritten public offering (the “Offering”) pursuant to an underwriting agreement dated as of November 15, 2006 (the “Underwriting Agreement”) by and among AMD Investments, Inc., a Delaware corporation (“AMDI”), Fujitsu, the Issuer and Citigroup Global Markets Inc. (“Citigroup”) and Credit Suisse Securities (USA) LLC (together with Citigroup, the “Representatives”), as representatives of the several underwriters party to the Underwriting Agreement. A copy of the Underwriting Agreement is filed as Exhibit 13 hereto and is incorporated by reference to Exhibit 1.1 to Advanced Micro Devices, Inc.’s Report on Form 8-K filed with the SEC on November 21, 2006. This Item 4 is qualified in its entirety by the Underwriting Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Issuer’s common stock consists of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the close of business on December 21, 2006, taking into account 5,247,000 Shares sold by the Issuer on December 5, 2006 pursuant to the Underwriting Agreement and in accordance with information provided to the Reporting Person by the transfer agent of the Issuer, 134,219,224 shares of Class A common stock are issued and outstanding; one share of Class B common stock is issued and outstanding; one share of Class C common stock is issued and outstanding; and no shares of Class D common stock are issued and outstanding.

The Reporting Person beneficially owns 18,352,934 shares of the Issuer’s Class A common stock and the one share of the Issuer’s Class C common stock. In addition, Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), AMD (U.S.) Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of AMD (“AMD US Holdings”) and AMDI (collectively, the “AMD Parties”), which comprises a “group” with the Reporting Person with respect to matters under the Stockholders Agreement described in Item 6 below, owns 27,529,402 shares of the Issuer’s Class A common stock and the one share of the Issuer’s Class B common stock.

The Reporting Person beneficially owns approximately 13.7 percent of the Issuer’s total outstanding Class A common stock and own 100 percent of the Issuer’s total outstanding Class C common stock. The AMD Parties beneficially owns approximately 20.5 percent of the Issuer’s total outstanding Class A common stock and owns 100 percent of the Issuer’s total outstanding Class B common stock.

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Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by the following paragraphs:

Underwriting Agreement

See Item 4(a).

Lockup Agreement

Fujitsu entered into a Lock-Up Agreement dated as of November 13, 2006 (the “Lock-Up Agreement”), with the Representatives, as representatives of the several underwriters for the Offering, for a period of 90 days from November 15, 2006. Pursuant to the Lock-Up Agreement, Fujitsu will not, without the prior written consent of the Representatives, sell or otherwise dispose of any shares of the Issuer’s common stock or any securities convertible into or exchangeable for the Issuer’s common stock. The Representatives in their sole discretion may release any of the securities subject to the Lock-Up Agreement at any time without notice. A copy of the Lock-Up Agreement is attached hereto as Exhibit 14 and incorporated herein by reference.

This Item 6 is qualified in its entirety by the Underwriting Agreement and the Lock-up Agreement, which are filed as Exhibits 13 and 14 hereto and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by the following exhibits:

Exhibit 13	Underwriting Agreement, dated as of November 15, 2006, by and among AMD Investments, Inc., Fujitsu Limited, Spansion Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters party thereto, which is incorporated by reference to Exhibit 1.1 to Advanced Micro Devices, Inc.’s Report on Form 8-K filed with the SEC on November 21, 2006.

Exhibit 14	Lock-Up Agreement, dated November 13, 2006, by and among Fujitsu Limited and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2007	FUJITSU LIMITED

	By:	/s/ Koichi Ishizaka
	Name:	Koichi Ishizaka
	Title:	Group Executive Vice President Business Management, Electronic Devices

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Exhibit Index

Exhibit 13	Underwriting Agreement, dated as of November 15, 2006, by and among AMD Investments, Inc., Fujitsu Limited, Spansion Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters party thereto, which is incorporated by reference to Exhibit 1.1 to Advanced Micro Devices, Inc.’s Report on Form 8-K filed with the SEC on November 21, 2006.

Exhibit 14	Lock-Up Agreement, dated November 13, 2006, by and among Fujitsu Limited and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters.

Annex I

Name, Principal Occupation and Business Address of Each Executive Officer and Director of Fujitsu Limited

Naoyuki Akikusa, Chairman of the Board and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Hiroaki Kurokawa, President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Akira Takashima, Vice Chairman and Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Masamichi Ogura, Corporate Senior Executive Vice President, Chief Financial Officer and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Toshihiko Ono, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Chiaki Ito, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Michiyoshi Mazuka, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Kunihiko Sawa, Director, Fujitsu Limited, Adviser, Fuji Electric Holdings Co., Ltd., Gate City Ohsaki, East Tower, 11-2, Osaki 1-Chome, Shinagawa-ku, Tokyo 141-0032, Japan.

Hiroshi Oura, Director, Fujitsu Limited, Director and Senior Executive Advisor, Advantest Corporation, Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

Ikujiro Nonaka, Director, Fujitsu Limited, Professor Emeritus, Hitotsubashi University Graduate School of International Corporate Strategy, 2-1-2 Hitotsubashi, Chiyoda-ku, Tokyo 101-8439, Japan.

All of the foregoing officers and directors of Fujitsu Limited are citizens of Japan.

During the last five years, none of the foregoing officers and directors of Fujitsu Limited has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.